UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCIVANTA MEDICAL CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

809120 10 8

(CUSIP Number)

Thomas S. Gifford
c/o Scivanta Medical Corporation
215 Morris Avenue, Spring Lake, NJ 07762
(732) 282-1620

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	809120 10 8	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas S. Gifford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)					(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A					☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,361,673 (1)
	8	SHARED VOTING POWER 200,000 (2)
	9	SOLE DISPOSITIVE POWER 9,361,673 (1)
	10	SHARED DISPOSITIVE POWER 200,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,561,673 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A					☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.62%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D relating to shares of common stock, par value $.001 per share (“Common Stock”), of Scivanta Medical Corporation, a Nevada corporation (the “Company”), filed by Thomas S. Gifford with the Securities and Exchange Commission on July 19, 2007 (the “Original Schedule 13D”).

Amendment No. 1 is filed to report an increase in the number of shares of Common Stock and the percentage of outstanding Common Stock beneficially owned by Mr. Gifford as a result of issuances of Common Stock by the Company to Mr. Gifford as disclosed in Item 3 below.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.  Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 2.                 Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)	Name:

Thomas S. Gifford

(b)	Residence or business address:

Scivanta Medical Corporation, 215 Morris Avenue, Spring Lake, New Jersey 07762.

(c)
Mr. Gifford is the Company’s Executive Vice President, Chief Financial Officer and Secretary and is a member of the Company’s Board of Directors.  Mr. Gifford is also a principal and Vice President of Century Capital Associates, LLC (“Century Capital”) and Executive Vice President, Chief Financial Officer and Secretary of Integrated Environmental Technologies, Ltd.

(d)	During the past five years, Mr. Gifford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, Mr. Gifford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or him being found to be in violation with respect to any such laws.

(f)	Citizenship:

United States

Item 3.                 Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following information:

On January 23, 2013, the Company issued 2,941,176 shares of Common Stock to Mr. Gifford as full payment of $100,000 of accrued compensation due to Mr. Gifford.

On January 23, 2013, the Company issued 2,794,118 shares of Common Stock to Century Capital as payment of $95,000 of office rent owed by the Company to Century Capital (the “Rent Payment Shares”).  Mr. Gifford is a principal of Century Capital and was issued 1,397,059 of the Rent Payment Shares.

Item 4.                 Purposes of Transaction

Item 4 is hereby amended to replace the third paragraph contained in the Original Schedule 13D with the following paragraph:

As of the date of this Amendment No. 1, except in his capacity as an executive officer and director of the Company, as may be applicable, Mr. Gifford has not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, or (j) any action similar to those enumerated above.

Item 5.                 Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 1, the aggregate number of shares of Common Stock beneficially owned by Mr. Gifford is 9,561,673 shares or approximately 20.62% of the class of securities identified in Item 1 based on 45,318,839 shares of Common Stock outstanding as of January 25, 2013.

(b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, as it relates to Mr. Gifford, is set forth in the forepart of this Amendment No. 1, including the accompanying footnotes, and such information is incorporated herein by reference.

(c) Except as described above, Mr. Gifford has not made any transactions in the class of securities reported herein during the past sixty days.

(d) Not applicable.

(e) Not applicable.

(1)
Includes an aggregate of 850,000 shares of Common Stock currently available for purchase under non-qualified stock options granted by the Company to Mr. Gifford on February 5, 2007, January 1, 2008 and January 21, 2009.  Also includes 310,938 shares of Common Stock held by the LaVance Trust for Children, a trust established for the benefit of the children of David R. LaVance.  Mr. Gifford is the trustee for the LaVance Trust for Children.  Pursuant to Rule 13d-4, Mr. Gifford disclaims beneficial ownership of the shares held by the LaVance Trust for Children.

(2)
Consists of 200,000 shares of Common Stock currently available for purchase under the warrant issued to Century Capital on May 14, 2004.  Mr. Gifford is a principal of Century Capital.  Pursuant to Rule 13d-4, Mr. Gifford disclaims beneficial ownership of these shares except to the extent of his ownership in Century Capital.

(3)	Footnotes 1 and 2 are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2013
Date

/s/ Thomas S. Gifford
Signature

Thomas S. Gifford
Name/Title